SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 12)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2013

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc. 13-4099534
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.72% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. G20045202	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC 61-1593422
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.72% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

CUSIP No. G20045202	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.72% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D and on June 24, 2013 by Amendment No. 11 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and direct, majority owned subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 12 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 12, items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

Pursuant to the terms of the 2013 Subscription Agreement, on June 25, 2013 (the “Issue Date”), TW Holdings B.V. purchased 200,000 of the Issuer's Series B Convertible Redeemable Preferred Shares at a price per share equal to $1,000 for an aggregate purchase price of $200,000,000.  The Series B Convertible Redeemable Preferred Shares rank (i) senior to the Class A Common Stock and the Class B Common Stock and (ii) equally with the Series A Convertible Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution of the Issuer and a change of control.  After the third anniversary of the Issue Date, TW Holdings B.V. may, at its option, convert the Series B Convertible Redeemable Preferred Shares into the number of shares of the Class A Common Stock determined by dividing (x) the accreted stated value of the Series B Convertible Redeemable Preferred Shares plus accrued and unpaid dividends by (y) the conversion price, which is initially $3.1625, and may be adjusted from time to time pursuant to the terms of the Certificate of Designation of the Series B Convertible Redeemable Preferred Shares; provided that the Series B Convertible Redeemable Preferred Shares shall not be convertible until the date that is 61 days after the earlier of (A) the date on which the number of outstanding shares of Class A Common Stock owned by TW Holdings B.V., when aggregated with the outstanding shares of Class A Common Stock of any “group” (as defined in Section 13(d)(3) of the Act) that includes TW Holdings B.V. and any of its affiliates, would not result in TW Holdings B.V. being a “beneficial owner” (as defined in Section 13(d)(3) of the Act) of more than 49.9% of the outstanding shares of Class A Common Stock and (B) the date on which such beneficial ownership would not give to any person or entity any right of redemption, repurchase or acceleration under any indenture or other document governing any of the Issuer’s indebtedness outstanding as of the Issue Date.  The initial stated value of the Series B Convertible Redeemable Preferred Shares accretes at an annual rate of 7.5%, compounded quarterly, from (and including) the Issue Date to (but excluding) the third anniversary of the Issue Date, and at an annual rate of 3.75%, compounded quarterly, from (and including) the third anniversary of the Issue Date to (but excluding) the fifth anniversary of the Issue Date. The Issuer has the right from the third anniversary of the Issue Date to pay a cash dividend to TW Holdings B.V. in lieu of further accretion. The Issuer  also has the right to redeem the Series B Convertible Redeemable Preferred Shares in whole or in part after the third anniversary of the Issue Date, and TW Holdings B.V. may elect to receive cash or shares of Class A Common Stock for the Series B Convertible Redeemable Preferred Shares that are redeemed.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2013

TIME WARNER INC.
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: Executive Vice President, International and Corporate Strategy

TW MEDIA HOLDINGS LLC
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: President

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Stephen Kapner
Name: Stephen Kapner
Title: Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
John K. Martin, Jr.	Chief Financial & Administrative Officer
Paul T. Cappuccio	Executive Vice President & General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing and Communications
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International and Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067
Robert C. Clark	Distinguished Service Professor at Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer AG (integrated multi-media company)	Axel Springer AG Axel-Springer-Strasse 65 10888 Berlin, Germany
Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036
Fred Hassan	Partner, Warburg Pincus (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432
Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 40th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	3110 Main Street Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman and Chief Executive Officer, Carver Bancorp, Inc. (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027

____________________
*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Olaf Olafsson*	Executive Vice President, International and Corporate Strategy, Time Warner Inc.
John K. Martin, Jr.	Chief Financial & Administrative Officer, Time Warner Inc.

____________________
*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Michael Del Nin	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

________________
*    Citizen of France